Exhibit 4.29

Share Subscription Agreement

This share subscription agreement ("the agreement") was signed by the following parties in Hangzhou, China on November 13, 2019 ("signing date"):

(1)	Luokung Technology Corp., a company established under the laws of the British Virgin Islands and listed on the NASDAQ in the United States. The listing code is LKCO and the company address is SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing Block B, B9-8 ("the Company");

(2)	Geely Technology Group Co., Ltd., a limited liability company effectively established and legally existing under the laws of China, with the registered address at Lunanjili Avenue, Luqiao District, Taizhou City, Zhejiang Province ("the Subscriber").

The Company proposed to purchase the issued and outstanding shares of Saleya Holdings Limited and the equity interests in the onshore Affiliate of Saleya Holdings Limited (the “Proposed Acquisition”). To facilitate the Proposed Acquisition, the Subscriber intends to subscribe for and purchase individual Preferred Shares of the Company, and the Company plans to issue and sell to the Subscriber individual Preferred Shares of the Company.

Article 1. Sale and Subscription

1.1 Subject to the terms and conditions of this Agreement, the Subscriber agrees to subscribe for and purchase and the Company agrees to issue, allot and sell to the Subscriber, 21,794,872 Preferred Shares of the Company (the “Purchased Shares”), with the Subscriber to pay as consideration for such Preferred Shares a price per Preferred Share of US$1.95 and the aggregate purchase price of US$42,500,000 (the “Investment Amount”).

he Subscriber or its ODI Affiliate (as defined below) shall pay the Investment Amount within six (6) months following the signing date of this Agreement (the “Signing Date”) by wire transfer to a bank account designated by the Company.

1.2 On the date of issuance of subscription shares to the subscriber under this contract, the company issues to the subscriber one-half of the warrants valid for five (5) years for each subscription share, without the subscriber having to pay any additional consideration to the company in respect of such warrants. For each warrant, the subscriber is entitled to subscribe for one ordinary share of the company. The exercise price of each warrant is 120 percent of $1.95, that is $2.34. For the avoidance of doubt, such warrants shall become effective as of the date on which the company issues subscription shares according to the terms and conditions of this contract and the subscriber has purchased subscription shares according to the terms and conditions of this contract.

To subscribe one according to the repurchase policy has exercised the right to convert into shares of common stock proportion of the warrants, if the company's stock price in 20 consecutive trading day according to VWAP calculation by more than 125% of the exercise price, or $2.925, the company shall have the right to subscribe one written notice (" option exercise notice "), subscribe for deciding whether or not in the form of cash to exercise the option.

Upon receipt of the notice of exercise of the warrants issued by the company, the subscriber shall decide whether to exercise the warrants in accordance with the applicable governmental regulatory requirements (including but not limited to ODI procedures) and shall promptly notify the company in writing of the result of the decision. When the subscriber decides not to exercise the right to subscribe, the corresponding warrant becomes invalid and the company shall not require the subscriber to assume any liability.

1.3 Payment of investment amount

Subscribe or subscribe ODI subject definition (see below) shall be stipulated in closing conditions of the contract after first delivery of finance conditions or be exempt six (6) months (if because delay causes the bank formalities, such period shall be postpone) under this contract within the investment amount remitted to the following bank account designated by the company

Account name: MMB Limited

Bank: The Hongkong and Shanghai Banking Corporation Limited

Account number: 801-264870-838

Bank code: HSBCHKHHHKH

Article 2. Closing Conditions

2.1 Conditions to Subscriber’s Obligations at Closing:

(1)	The representations and warranties made by the Company shall be accurate, correct, complete and non-misleading in all material aspects as of the Signing Date through and including the Closing Date; the Company shall have performed and complied with all obligations and conditions that are required by this Agreement to be performed or complied with by it on or before the Closing;

(2)	All internal approvals which are required to be obtained by the Company in connection with the execution of this Agreement and the consummation of the transactions contemplated under this Agreement shall have been obtained;

(3)	All approvals, consents and waivers from all government departments or other third parties which are required to be obtained by the Company in connection with the execution of this Agreement and the consummation of the transactions contemplated under this Agreement shall have been received (if any);

(4)	There shall have been no material adverse effect on the financial conditions, businesses, trades, assets, taxes and operations over the Company from the Signing Date to the Closing Date;

(5)	There shall have been no material adverse event which would or would be expected to cause the transactions contemplated under this Agreement to be illegal or to restrict or prohibit the implementation of such transactions as of the Signing Date through and including the Closing Date;

(6)	There shall have been no material adverse event which would or would be expected to cause the Proposed Acquisition to be illegal or to restrict or prohibit the implementation of the Proposed Acquisition as of the Signing Date through and including the Closing Date.

(7)	There shall have no breach of contracts, under this agreement or other agreements that signed between the Company and the subscriber.

(8)	The Company’s British Virgin Islands legal adviser shall issue a legal opinion to the subscriber regarding the legality of the Company’s signing of this agreement, the issuance of 21,794,872 subscription shares, 10,897,436 warrants and 3,000,000 ordinary shares.

(9)	All approvals, consents and waivers from all government departments or other third parties which are required to be obtained by the Company in connection with the execution of this Agreement and the consummation of the transactions contemplated under this Agreement shall have been received (if any); , including but not limited to the ODI procedures as set forth in this Agreement.

2.2 Conditions to Company’s Obligations at Closing:

(1)	The representations and warranties made by the Subscriber shall be accurate, correct, complete and non-misleading in all material aspects as of the Signing Date through and including the Closing Date; the Subscriber shall have performed and complied with all obligations and conditions that are required by this Agreement to be performed or complied with by it on or before the Closing;

(2)	All internal approvals which are required to be obtained by the Subscriber in connection with the execution of this Agreement and the consummation of the transactions contemplated under this Agreement shall have been obtained;

2.3 Each party shall use its reasonable commercial efforts to cause its respective preconditions for closing to be fully satisfied or waived by the relevant party within one (1) year after the execution of this contract. Unless otherwise agreed by the parties, this contract shall terminate automatically if the preconditions for delivery set forth in article point 4 are not fully met or waived by the relevant parties within one (1) year after the execution of this contract.

Article 3. Closing

3.1 Closing: The consummation of the transactions contemplated under this Agreement (the “Closing”) shall take place on a date which shall be no later than five (5) Business Days after all Closing Conditions have been satisfied or waived (the “Closing Date”);

3.2 Closing Deliveries by the Company: At the Closing, the Company shall deliver to the Subscriber: (i) the internal resolutions of the Company approving the execution of this Agreement and the consummation of the transactions contemplated under this Agreement; (ii) the approval, consent and waiver from all governmental departments or other third parties approving the execution of this Agreement and the consummation of the transactions contemplated under this Agreement (if necessary); (iii) the certificate signed by the Company certifying that the closing conditions set forth in Section 2.1.(1), 2.1.(4), 2.1.(5) and 2.1.(6) of this Agreement have been satisfied (or waived); (iv) the certificate reflecting the Subscriber’s ownership of the 21,794,872 of Purchased Shares, 10,897,436 of warrants and 3,000,000 of common shares; and (v) legal opinion under Article 2.1.(8)

3.3 Closing Deliveries by the Subscriber: At the Closing, the Subscriber shall deliver the Company a certificate signed by it certifying that the closing conditions of the Company have been satisfied (or waived);

3.4 The Company covenants that: (i) the Company shall duly consummate the Proposed Acquisition; (ii) [the Investment Amount shall be solely used for the consummation of the Proposed Acquisition, unless otherwise agreed by the Subscriber in written]; (iii) immediately after the completion or termination of the Proposed Acquisition, the Company shall inform the Subscriber in writing of the particulars of the implementation of the Proposed Acquisition, including but not limited to the number of acquired shares, the acquisition amount, the key terms of the transaction, the reasons for termination, etc. (if any);

3.5 The Subscriber covenants that its onshore affiliate (the “ODI Affiliate”) shall complete its ODI procedures within six (6) months after the Signing Date. Upon completion of the ODI procedures, the ODI Affiliate shall pay the Investment Amount to the Company.

3.6 The parties agree that, as part of this transaction, the Company shall issue 3,000,000 common shares on the closing date as a commission to the subscriber for facilitating the proposed acquisition transaction, and the restricted period of these shares shall be twelve (12) months. The subscriber need not pay any consideration for the 3,000,000 ordinary shares under Article 3.6.

Article 4. Rights of Repurchase and Conversion

4.1 Repurchase Right of the Subscriber: The Company agrees that the Subscriber shall have the right to require the Company to repurchase all or part of its Purchased Shares in cash at the following events: (1) six (6) months after the closing date; (2) the proposed acquisition of the Proposed Acquisition is terminated; (3) the Company breaches the Agreement; or (4) within six (6) months from the closing date provided that the Company has sufficient funds after completing the Proposed Acquisition. The repurchase price per each Preferred Share shall be the higher of (i) $1.95 per share; or (ii) the US dollars equivalent to RMB13.7648 per share (the “Repurchase Price”), where the exchange rate shall be the central parity rate between RMB and USD published by the People’s Bank of China the day before the Subscriber issues the repurchase notice, plus an eight percent (8%) annual simple interest rate basis calculated from the date such Purchase Price was fully paid until the date of full payment of the Repurchase Price, which shall be made in a lump sum on the date of the payment of the Repurchase Price, plus all declared but unpaid dividends with respect to the Preferred Shares. The Company shall pay the corresponding Repurchase Price within sixty (60) days following twelve (12) months after the Purchased Shares are issued.

4.2 The subscriber has the right to convert the Preferred Shares into the Company’s ordinary shares at the ratio of 1:1 at any time. The repurchase right discussed above will not apply to the ordinary shares so converted.

4.3 The Company shall register these common shares within fifteen (15) working days after the subscriber obtains the Company’s common shares under this agreement.

Article 5. Representations and Warranties

Standard and customary representations and warranties made by the Company, including but not limited to due organization and good standing, due authorization, non-contravention, internal consents, regulatory approvals and compliances, no litigation, good title in material assets, financial statements and so on.

Standard and customary representations and warranties made by the Subscriber, including but not limited to due authorization, non-contravention, internal consents, regulatory approvals and so on.

It’s execution of this contract or performance of its obligations under this contract does not breach any other agreements entered into by it or any laws and regulations applicable to it, nor does it have any legal conflict with the preceding;

It is needed for the signing of this contract all the necessary of the shareholders, the board of directors, exchange, government departments, and any other party's approval, permission, consent, registration, registration or other formalities (due to the current laws and regulations and the relevant government departments to not be able to obtain the appropriate except) have been properly make and fully valid and complete;

There is no arbitration, litigation or administrative proceeding in progress or to its knowledge that may occur involving it and that may seriously adversely affect its financial position or its ability to perform its obligations under this contract;

Upon execution of this contract, it shall constitute a binding obligation;

It has not engaged in criminal ACTS or is involved in criminal activities;

The information provided to the subscriber, whether in writing, orally, electronically or otherwise, for this transaction is correct, accurate, complete and valid without material omission or misleading statement;

The company has no other liabilities (including existing debts and contingent liabilities arising from guaranty, mortgage, pledge or other forms of guarantee provided by the company) that have a material impact on the performance of this contract outside of its daily operations;

The transaction is lawful and valid under the laws of the British virgin islands and the transaction contemplated by this contract may be executed in accordance with the provisions of this contract under the applicable laws;

The company and its subsidiaries under its control comply in all material respects with all applicable laws and regulations, government requirements, court orders, etc., and have not violated any orders, judgments or judgments it has received from any Chinese court, government or regulatory agency, and have not received significant penalties from the competent government departments;

All material contracts to which the company is a party are legal and valid, and the company has performed in all material respects its obligations to date under such contracts, without any material breach;

In its applicable engaged in business activities within the scope of the law, the company has to deal with all the relevant government and overseas (including China) approval, license, registration and filing, certification and other related documents, and will maintain the file such as the effective and sustainable, has the corresponding qualification within its approved scope of business to carry out the production and business operation activities; At the same time, the company has no actual or potential causes that may lead to the cancellation, recall or invalidation of the above governmental approval, license, registration and certification documents;

On the material assets retains the ownership to the complete and entirely on the assets such as there is no any third party's property, ownership, possession, mortgage, pledge, lien, or the real rights for security, he has not been court, arbitration or other authorized institutions by sealing up, frozen, seizure and other compulsory measures;

It has the full legal qualification and the necessary authority to sign this contract and exercise its rights under this contract. The rights and performance of its obligations under this contract;

It is the execution of this contract or performance of its obligations under this contract does not breach any other agreements entered into by it or any laws and regulations applicable to it, nor does it have any legal conflict with the preceding;

It is needed for the signing of this contract all the necessary of the shareholders, the board of directors, exchange, government departments, and any other party's approval, approval, consent, registration, registration or any other procedures (due to the current laws and regulations and the relevant government departments to not be able to obtain the appropriate except) have adequately been making and fully valid and complete;

it will not short the company's shares in bad faith or lend its shares to others for malicious short selling of the company's shares;

Article 6. Covenants

6.1 The Subscriber warrants to the Company that the Subscriber shall use its best commercially reasonable efforts to take actions conducive to the realization of the Company’s principal rights under this Agreement and sign and submit the necessary documents to the Company.

6.2 The Subscriber and the Company agree and confirm that they or their affiliates shall carry out business cooperation in the future, the specific content of which will separately agreed.

Article 7. Breach

7.1 Default Event: (i) any representation or warranty made under this Agreement is proved to be untrue, inaccurate or misleading in any material respect; (ii) breach of any covenant or obligation under this Agreement (including but not limited to failure to pay the Investment Amount or the repurchase price on time, failure to cooperate with the Company to complete the cash repurchase or conversion of ordinary shares, etc.).

7.2 In the event of any breach, the non-breaching party shall have the right to demand compensation from the breaching party for any losses related to the Default Event, including damages, costs and expenses (including attorney’s fees), fines, etc., and shall have the right to take any other action permitted by laws.

Article 8. Effectiveness, modification and cancellation

8.1 This agreement becomes effective after being signed by all parties.

8.2 This agreement can be modified or supplemented with the written consent of all parties; any modification and supplement of this agreement constitute an integral part of the agreement.

8.3 This agreement shall be terminated in any of the following situations: (i) the agreement is terminated in writing by mutual agreement; (ii) the Company seriously violates this agreement or other contract signed between the Company and the subscriber, the subscriber has the right to notify the Company in writing to terminate this agreement; (iii) The subscriber or its designated domestic affiliated entity fails to complete the ODI procedures within one (1) year after the signing of this agreement, and notifies the Company in writing; (iv) If the proposed acquisition transaction is terminated for any reason, the subscriber has the right to notify the Company in writing to terminate this agreement;

8.4 After the termination of this agreement, all rights and obligations of the parties under this agreement will be terminated immediately. The relevant parties shall bear corresponding responsibilities in accordance with applicable laws and the provisions of this agreement.

Article 9. Applicable Laws and Dispute Resolution

9.1 This Agreement shall be governed by and construed in accordance with the law of the PRC (for the purpose of this Agreement, excluding Hong Kong, Macao and Taiwan);

9.2 Any disputes related to this Agreement shall be settled by the China International Economic and Trade Arbitration Commission.